UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                                LEXAR MEDIA, INC.
                              --------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    52886P104
                            -------------------------
                                 (CUSIP Number)

                                  Mark Horowitz
                                 General Counsel
                        Glenview Capital Management, LLC
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 812-4700
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 8, 2006
                            -------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 15 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13D


CUSIP No.: 52886P104                                          Page 2 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     Delaware

.................................................................................

Number of             7. Sole Voting Power            7,202,134
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          0
Person With
                     ...........................................................

                      9. Sole Dispositive Power       7,202,134

                     ...........................................................

                     10. Shared Dispositive Power     0

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,202,134

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     8.8% based on 81,594,594 shares outstanding as of March 2, 2006.

.................................................................................

14.  Type of Reporting Person:

     OO

                                  SCHEDULE 13D

CUSIP No.: 52886P104                                          Page 3 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL GP, LLC
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     Delaware

.................................................................................

Number of             7. Sole Voting Power            0
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          7,202,134
Person With
                     ...........................................................

                      9. Sole Dispositive Power       0

                     ...........................................................

                     10. Shared Dispositive Power     7,202,134

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,202,134

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     8.8% based on 81,594,594 shares outstanding as of March 2, 2006.

.................................................................................

14.  Type of Reporting Person:

     OO

                                  SCHEDULE 13D

CUSIP No.: 52886P104                                          Page 4 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL MASTER FUND, LTD.
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     Cayman Islands, British West Indies

.................................................................................

Number of             7. Sole Voting Power             0
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power           4,291,483
Person With
                     ...........................................................

                      9. Sole Dispositive Power        0

                     ...........................................................

                     10. Shared Dispositive Power      4,291,483

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,291,483

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     5.3% based on 81,594,594 shares outstanding as of March 2, 2006.

.................................................................................

14.  Type of Reporting Person:

     CO

                                  SCHEDULE 13D

CUSIP No.: 52886P104                                          Page 5 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     LAWRENCE M. ROBBINS
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     United States of America

.................................................................................

Number of             7. Sole Voting Power             0
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power           7,202,134
Person With
                     ...........................................................

                      9. Sole Dispositive Power        0

                     ...........................................................

                     10. Shared Dispositive Power      7,202,134

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,202,134

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     8.8% based on 81,594,594 shares outstanding as of March 2, 2006.

.................................................................................

14.  Type of Reporting Person:

     IA

                                                              Page 6 of 15 Pages

          This  Statement on Schedule  13D  relates  to shares of Common  Stock,
par   value   $0.0001   per   share   (the "Shares"),  of  Lexar  Media, Inc., a
California corporation (the "Issuer").

Item 1    Security and Issuer

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is 47300 Bayside Parkway, Fremont, California 94538.

Item 2    Identity and Background

          This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Glenview Capital Management, LLC ("Glenview Capital Management");

          ii)  Glenview Capital GP, LLC ("Glenview Capital GP");

          iii) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund"); and

          iv)  Lawrence M. Robbins ("Mr. Robbins").

          This Statement relates to the Shares held for the accounts of Glenview Capital Master Fund, Glenview Capital Partners, L.P., a Delaware limited part-nership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                             The Reporting Persons

          Glenview Capital Management is a Delaware limited liability company and its principal office is located at 399 Park Avenue, Floor 39, New York, New York 10022. The principal business of Glenview Capital Management is management of the investment activities of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. The Chief Executive Officer of Glenview Capital Management is Lawrence M. Robbins.

          Glenview Capital GP is a Delaware limited liability company and its principal office is located at 399 Park Avenue, Floor 39, New York, New York 10022. The principal business of Glenview Capital GP is to serve as the general partner of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of

                                                              Page 7 of 15 Pages

Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. The managing member and Chief Executive Officer of Glenview Capital GP is Lawrence M. Robbins.

        Glenview Capital Master Fund is a Cayman Islands exempted company and the address of its principal business office is Harbour Centre, North Church Street, P.O. Box 8966T, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business of Glenview Capital Master Fund is to serve as an investment fund under the direction of its investment manager, Glenview Capital Management. The sponsor of the Glenview Capital Master Fund is Glenview Capital GP. In such capacities, Glenview Capital Management and Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the account of Glenview Capital Master Fund. The Chief Executive Officer of Glenview Capital Management and Glenview Capital GP is Mr. Robbins.

          The principal occupation of Mr. Robbins, a United States citizen, is the direction of the activities of Glenview Capital Management and Glenview Capital GP, which is carried out in his capacity as Chief Executive Officer of Glenview Capital Management and Glenview Capital GP at Glenview Capital Management's principal office address.

        During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        Since January 14, 2006 (60 days prior to the date hereto), all Shares acquired by the Reporting Persons were acquired for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. The source of funds for these acquisitions was the working capital of these accounts. The total purchase price paid by the Reporting Persons for these acquisitions was approximately $46,940,866.75. Neither Mr. Robbins, Glenview Capital Management nor Glenview Capital GP directly own any Shares. As disclosed herein, however, Glenview Capital Master Fund may be deemed to beneficially own 4,291,483 Shares.

        The securities held for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open and carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the accounts, including the Shares, are pledged as collateral security for repayment of debit balances in the respective accounts.

Item 4. Purpose of Transaction

        On March 8, 2006, the Issuer announced that it had entered into a definitive merger agreement with Micron Technology, Inc. ("Micron") for Micron to acquire the Issuer in a stock-for-stock merger (the "Merger"). Except as set forth herein, none of the Reporting Persons have any present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons  intend  to review

                                                              Page 8 of 15 Pages

their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and, alone or with others, pursuing discussions with the board or management of the Issuer, other stockholders and third parties with regard to the Merger and/or their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          According to information filed by the Issuer with the Securities and Exchange Commission, the number of Shares outstanding was 81,594,594 as of March 2, 2006.

          (a) (i) Each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed the beneficial owner of 7,202,134 Shares (approximately 8.8% of the total number of Shares outstanding). This amount consists of (A) 369,192 Shares held for the account of Glenview Capital Partners, (B) 4,291,483 Shares held for the account of Glenview Capital Master Fund, (C) 2,052,859 Shares held for the account of Glenview Institutional Partners, (D) 381,600 Shares held for the account of GCM Little Arbor Master Fund, (E) 100,700 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 6,300 Shares held for the account of GCM Little Arbor Partners.

               (ii) Glenview Capital Master Fund may be deemed the beneficial owner of the 4,291,483 Shares (approximately 5.3% of the total number of Shares outstanding) held for its account.

          (b) (i) Glenview Capital Management may be deemed to have sole power to direct the voting and disposition of the 7,202,134 Shares that they may be deemed to beneficially own as set forth above.

              (ii) Each of Glenview Capital GP and Mr. Robbins may be deemed to have shared power to direct the voting and disposition of the 7,202,134 Shares that Glenview Capital Management may be deemed to beneficially own as set forth above.

              (iii) Glenview Capital Master Fund may be deemed to have shared power to direct the voting and disposition of the 4,291,483 Shares that it may be deemed to beneficially own as set forth above.

          (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since January 14, 2006 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) Not applicable.

          (e) Not applicable.

                                                              Page 9 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

          From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7    Material to be filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                             Page 10 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2006                      GLENVIEW CAPITAL MANAGEMENT, LLC


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: March 15, 2006                      GLENVIEW CAPITAL GP, LLC


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: March 15, 2006                      GLENVIEW CAPITAL MASTER FUND, LTD.

                                          By: Glenview Capital Management, LLC,
                                              As Investment Manager


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer


Date: March 15, 2006                      LAWRENCE M. ROBBINS

                                          /s/ Lawrence M. Robbins
                                          --------------------------------------

                                                             Page 11 of 15 Pages


                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              LEXAR MEDIA, INC.

A. Transactions for the account of Glenview Capital Master Fund, Ltd. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       01/17/2006            PURCHASE                   34,300            $8.18
--------------------------------------------------------------------------------
       01/31/2006            PURCHASE                    7,597            $7.75
-------------------------------------------------------------------------------
       02/02/2006              SALE                      6,790            $7.65
--------------------------------------------------------------------------------
       02/07/2006            PURCHASE                   11,400            $6.30
--------------------------------------------------------------------------------
       02/13/2006            PURCHASE                   95,700            $6.30
--------------------------------------------------------------------------------
       02/13/2006            PURCHASE                  127,600            $6.30
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                  580,300            $8.45
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                  580,200            $8.42
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                  580,200            $8.49
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                  725,300            $8.17
--------------------------------------------------------------------------------
       03/10/2006              SALE                    415,500            $8.73
--------------------------------------------------------------------------------
       03/10/2006              SALE                    223,700            $8.73
--------------------------------------------------------------------------------
       03/14/2006            PURCHASE                  580,600            $8.55


B. Transactions for the account of Glenview Institutional Partners, L.P. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------- ----------------------------------
       01/17/2006            PURCHASE                   16,700            $8.18
--------------------------------------------------------------------------------
       01/31/2006              SALE                      7,066            $7.75
-------------------------------------------------------------------------------
       02/02/2006              SALE                      3,200            $7.65
--------------------------------------------------------------------------------
       02/07/2006            PURCHASE                    5,500            $6.30
--------------------------------------------------------------------------------
       02/13/2006            PURCHASE                   46,100            $6.30
--------------------------------------------------------------------------------
       02/13/2006            PURCHASE                   61,400            $6.30
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                  276,700            $8.45
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                  276,700            $8.42
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                  276,700            $8.49
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                  345,900            $8.17
--------------------------------------------------------------------------------
       03/10/2006              SALE                    198,800            $8.73
--------------------------------------------------------------------------------
       03/10/2006              SALE                    107,100            $8.73
--------------------------------------------------------------------------------
       03/14/2006            PURCHASE                  277,000            $8.55
--------------------------------------------------------------------------------

                                                             Page 12 of 15 Pages

C. Transactions for the account of Glenview Capital Partners, L.P. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       01/17/2006            PURCHASE                    3,000            $8.18
--------------------------------------------------------------------------------
       01/31/2006              SALE                        531            $7.75
-------------------------------------------------------------------------------
       02/02/2006              SALE                        600            $7.65
--------------------------------------------------------------------------------
       02/07/2006            PURCHASE                    1,000            $6.30
--------------------------------------------------------------------------------
       02/13/2006            PURCHASE                    8,200            $6.30
--------------------------------------------------------------------------------
       02/13/2006            PURCHASE                   11,000            $6.30
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   49,800            $8.45
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   49,900            $8.42
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   49,900            $8.49
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   62,300            $8.17
--------------------------------------------------------------------------------
       03/10/2006              SALE                     35,700            $8.73
--------------------------------------------------------------------------------
       03/10/2006              SALE                     19,200            $8.73
--------------------------------------------------------------------------------
       03/14/2006            PURCHASE                   49,900            $8.55

D. Transactions for the account of GCM Little Arbor Partners, L.P. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                    1,200            $8.45
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                    1,200            $8.42
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                    1,200            $8.49
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                    1,500            $8.17
--------------------------------------------------------------------------------
       03/14/2006            PURCHASE                    1,200            $8.55
--------------------------------------------------------------------------------

E. Transactions for the account of GCM Little Arbor Master Fund, Ltd. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   72,800            $8.45
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   72,800            $8.42
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   72,800            $8.49
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   91,000            $8.17
--------------------------------------------------------------------------------
       03/14/2006            PURCHASE                   72,200            $8.55
--------------------------------------------------------------------------------

                                                            Page 13 of 15 Pages


F. Transactions for the account of GCM Little Arbor Institutional Partners, L.P. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   19,200            $8.45
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   19,200            $8.42
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   19,200            $8.49
--------------------------------------------------------------------------------
       03/08/2006            PURCHASE                   24,000            $8.17
--------------------------------------------------------------------------------
       03/14/2006            PURCHASE                   19,100            $8.55
--------------------------------------------------------------------------------

                                                             Page 14 of 15 Pages

                                  EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------

B.     Joint Filing Agreement, dated March 15, 2006 by and among
       Glenview Capital Management, LLC, Glenview Capital GP, LLC,
       Glenview Capital Master Fund, Ltd., and Lawrence M. Robbins           15

                                                             Page 15 of 15 Pages

                                   EXHIBIT B

                             JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Lexar Media, Inc. dated as of March 15, 2006 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: March 15, 2006                      GLENVIEW CAPITAL MANAGEMENT, LLC


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: March 15, 2006                      GLENVIEW CAPITAL GP, LLC


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: March 15, 2006                      GLENVIEW CAPITAL MASTER FUND, LTD.

                                          By: Glenview Capital Management, LLC
                                              As Investment Manager


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer


Date: March 15, 2006                      LAWRENCE M. ROBBINS

                                          /s/ Lawrence M. Robbins
                                          --------------------------------------